SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 9)

JONES APPAREL GROUP, INC.
 (Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

480074 10 3
(CUSIP Number)

December 31, 2001
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[_] Rule 13d-1(b)

[x] Rule 13d-1(c)

[_] Rule 13d-1(d)

CUSIP No. 480074 10 3

1. Name of Reporting Person:
            Sidney Kimmel

    IRS Identification No. of Above Person (entities only):
            Not applicable

2. Check the Appropriate Box if a Member of a Group
    (See Instructions)

    (a) [ ]

    (b) [ ]

3. SEC Use Only

4. Citizenship or Place of Organization:		United States
Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power: 6. Shared Voting Power: 7. Sole Dispositive Power: 8. Shared Dispositive Power:	4,957,530(1) -- 4,957,530(1) --
9. Aggregate Amount Beneficially Owned by Each Reporting Person:		4,957,530(1)
10. Check if the Aggregate Amount in Row 9 Excludes Certain Shares (See Instructions)		[ ]
11. Percent of Class Represented by Amount in Row 9:		4.0%
12. Type of Reporting Person (See Instructions):		IN

_______________________

(1)  Includes 3,277,529 shares held by RIP Investments, L.P. and 1,680,001 shares which may be acquired upon the exercise of options.

Item 1 (a)	Name of Issuer Jones Apparel Group, Inc.
Item 1 (b)	Address of Issuer's Principal Executive Offices: 250 Rittenhouse Circle Keystone Park Bristol, PA 19007
Item 2 (a)	Name of Person Filing: Sidney Kimmel
Item 2(b)	Address of Principal Business Office: 1411 Broadway New York, New York 10018
Item 2 (c)	Citizenship: United States
Item 2 (d)	Title of Class of Securities: Common Stock, par value $0.01 per share
Item 2 (e)	CUSIP Number: 480074 10 3
Item 3.	If this Statement is Filed Pursuant to Rules 13d-1(b), or 13d-2(b), Check Whether the Person is a: Not Applicable.
Item 4.	Ownership (as of December 31, 2001).	Ordinary Shares
	(a) Amount Beneficially Owned:	4,957,530(1)
	(b) Percent of Class(2)	4.0%
(c) Number of shares as to which such person has:
	(i) Sole power to vote or to direct the vote:	4,957,530(1)
	(ii) Shared power to vote or to direct the vote:	--
	(iii) Sole power to dispose or to direct the disposition of:	4,957,530(1)
	(iv) Shared power to dispose or direct the disposition of:	--

 _______________________

(2) Based on 125,459,030 shares of Common Stock outstanding as of November 15, 2001 as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended October 6, 2001.

Item 5.	Ownership of Five Percent or Less of a Class Not Applicable	[ X ]
Item 6.	Ownership of More than Five Percent on Behalf of Another Person. Not Applicable
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person. Not Applicable
Item 8.	Identification and Classification of Members of the Group. Not Applicable
Item 9.	Notice of Dissolution of Group. Not Applicable
Item 10.	Certifications.

    By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 31, 2002 /s/ Sidney Kimmel Sidney Kimmel

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